Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion and Analysis

October 31, 2012

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations which has been prepared as at December 20,2012 should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes to them for the three-month periods ended October 31, 2012 and 2011 of SAND Technology Inc. (“SAND” or “Company”) as well as the Company’s MD&A, audited consolidated financial statements and accompanying notes thereto for the year ended July 31, 2012. This discussion and analysis compares performance for the quarters ended October 31, 2012 and 2011. Unless indicated otherwise, all dollar amounts are expressed in Canadian dollars. This MD&A was approved by the Board of Directors of the Company.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on December 20, 2012. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited condensed consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”).

Management’s Discussion and Analysis

Financial Highlights

	Three months ended
	October 31,	October 31,
Results of Operations	2012	2011

Revenue	$578,223	$600,341
Cost of sales and product support	115,619	250,011
Gross profit	462,604	350,330

Operating expenses
Research and development costs, net	246,920	320,002
Selling, general and administrative	665,380	1,296,555
	912,300	1,616,557
Operating loss	(449,696)	(1,266,227)
Net finance expense	53,785	599,384
Loss from continuing operations	(503,481)	(1,865,611)
Gain on sale of discontinued operations	-	8,571,967
Earnings from discontinued operations, net of tax	-	62,922
Net income before income taxes	(503,481)	6,769,278
Income tax recovery	38,549	-

Net income (loss) and comprehensive income (loss)	$(464,932)	$6,769,278

Basic income (loss) per share	$(0.02)	$0.35

Basic weighted average number of common shares	19,637,636	19,283,636

	As at
	October 31,	July 31
Financial Position	2012	2012
Cash	$435,014	$811,655
Working Capital	478,842	97,140
Total assets	2,575,712	3,212,678
Total liabilities	2,976,613	3,148,647
Shareholders' equity (deficiency)	(400,901)	64,031

Corporate Profile

SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

The Company’s revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

Management’s Discussion and Analysis

Overview and major events

During the quarter ended October 31, 2012, the Company’s Board of Directors and management team continued their review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders and focused on controlling expenses.

Quarterly Performance

The following table shows selected consolidated financial information of SAND, for the eight (8) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	October 31,
	2012	Year ended July 31, 2012				Year ended July 31, 2011
QUARTERLY RESULTS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$578,223	$312,499	$889,143	$698,245	$600,341	$532,540	$780,909	$1,782,713
Quarter-over-quarter variation	85.0%	-64.9%	27.3%	16.3%	12.7%	-31.8%	-56.2%	15.9%

Cost of sales and product support	$115,619	$279,342	$303,687	$266,701	$250,011	330,269	242,957	235,861
Quarter-over-quarter variation	-58.6%	-8.0%	13.9%	6.7%	-24.3%	35.9%	3.0%	-16.9%

Gross margin	80.0%	10.6%	65.8%	61.8%	58.4%	38.0%	68.9%	86.8%

Total other operating expenses	$966,085	$1,747,240	$1,891,192	$1,744,031	$2,065,954	1,816,125	1,936,250	1,908,068
Quarter-over-quarter variation	-44.7%	-7.6%	8.4%	-15.6%	13.8%	-6.2%	1.5%	23.9%

Discontinued operations	$-	$369,398	$-	$-	$8,482,229	737,552	32,993	441,305
Income tax recovery	$38,549	-	-	-	-	-	-	-
Profitability
Net income (loss)	$(464,932)	$(1,344,685)	$(1,305,736)	$(1,312,487)	$6,766,605	$(876,302)	$(1,365,305)	$80,089
Quarter-over-quarter variation	-65.4%	3.0%	-0.5%	-119.4%	672.2%	-35.8%	-1804.7%	-276.1%
Basic and diluted income (loss) per share	(0.02)	(0.07)	(0.07)	(0.07)	0.35	(0.05)	(0.08)	0.01
Weighted average number of shares outstanding	19,637,636	19,668,636	19,559,303	19,358,636	19,283,636	17,009,173	16,204,842	15,889,620

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Revenues

The following table provides a summary of the revenue for the three-month periods ended October 31, 2012 and 2011:

	Three month ended
	October 31,	October 31,
	2012	2011
Revenue
Revenue	$578,223	$600,341
Year-over-year variation	-3.7%

Compared to the three months ended October 31, 2011, there was a small decrease in our revenues for the three months ended October 31, 2012 resulting from lower recurring maintenance and license revenue.

Management’s Discussion and Analysis

The following table provides a summary of the changes in revenue by geographical segments for the three-month periods ended October 31, 2012 and 2011:

For the quarters ended October 31, 2012 and 2011:

		United
	Canada	States	Europe	Australia	Total

Three months ended October 31, 2012
Revenue	$197,322	$59,785	$321,116	$-	$578,223

Three months ended October 31, 2011
Revenue (1)	178,396	115,106	306,839	-	600,341

(1)	Excluding revenues related to the discontinued operations.

In United States, sales for the three months ended October 31, 2012 were lower than the comparative previous year’s sales results due to increased competition and because of reduced sales initiatives.

In Canada and Europe, sales for the three months ended October 31, 2012 were relatively stable when compared to the previous year because revenue came from recurring maintenance and service revenues.

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended October 31, 2012 and 2011:

	Three month ended
	October 31,	October 31,
	2012	2011

Cost of sales and product support	$115,619	$250,011
Year-over-year variation	-53.8%
Percentage of revenues	20.0%	41.6%

Research and development costs, net	246,920	320,002
Year-over-year variation	-22.8%
Percentage of revenues	42.7%	53.3%

Selling, general and administrative expenses	665,380	1,296,554
Year-over-year variation	-48.7%
Percentage of revenues	115.1%	216.0%

a)	Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During three-month period ended October 31, 2012, cost of sales and product support decreased compared to the previous year amounts mostly as a result of the reduced level of activities and the change in the mix of revenues as the Company generated mostly maintenance and service revenue that were not labor and cost intensive.

Management’s Discussion and Analysis

b)	Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three-month period ended October 31, 2012, gross research and development costs decreased from $514,227 in the quarter ended October 31, 2011 to $246,920 in 2012 because of the reduced level of R&D activities following the reduction in the workforce. The Company did not accrue any investment tax credits during the three-month period ended October 31, 2012.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the three months ended October 31, 2012, the impact of the restructuring and cost cutting measures initiated during the 3rd and 4th quarter of 2012 became more evident. Selling, general and administrative expenses decreased by more than 48% when compared to the three months ended October 31, 2011.

Net Income

The following table provides a summary of the net income (loss) for the three-month periods ended October 31, 2012, and 2011:

	Three month ended
	October 31,	October 31,
	2012	2011

Net Income (Loss) before discontinued operations	$(464,932)	$(1,865,611)
Year-over-year variation	-75.1%

Gain on sale of discontinued operations	$-	$8,571,967
Discontinued operations	$-	$62,922

Net Income (Loss)	$(464,932)	$6,769,278
Year-over-year variation	-106.9%

During the three months ended October 31, 2012, net loss was $446,930 as compared to a net income of $6,769,278 during the three months ended October 31, 2011. Las year’s results include the income from discontinued operations as well as the gain of $8,571,967 from the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011.

During the three-month period ended October 31, 2012, net loss was $464,932 before discontinued operations compared to net loss before discontinued operations of $1,865,611 during the three-month period ended October 31, 2011. The positive impact of higher margin associated revenue combined with the positive impact resulting from the restricting and cost cutting measures put in place during the last few months help explain this 75% improvement in earnings from continuing operations.

During the three-month period ended October 31, 2012, the impact of foreign operations resulted in a net foreign exchange loss of $17,687 compared to a negative net foreign exchange of $482,716 during the same period a year earlier. During the three months ended October 31, 2011, the Company incurred a large foreign exchange loss as a result of its significant

Management’s Discussion and Analysis

holding of US cash and a US receivable from the sale of its SAP ILM Product Line. The 2011 results were also negatively affected by the decrease of the Euro which averaged 1.3957 for the three-month period ended October 31, 2011 compared to 1.3666 for the same period in 2010.

Exchange Rates

	Three month ended
	October 31,	October 31,
	2012	2011

At period end - U.S. dollar	$0.9990	$0.9967
Average for the period - U.S. dollar	0.9832	0.9995

At period end - U.K. pound	1.6104	1.6036
Average for the period - U.K. pound	1.5750	1.5987

At period end - Euro €	1.2953	1.3856
Average for the period - Euro €	1.2573	1.3957

At period end - AUS	1.0364	1.0541
Average for the period - AUS	1.0244	1.0301

Liquidity and Capital Resources

	As at
	October 31,	July 31
	2012	2012
Cash	$435,014	$811,655
Working Capital	478,842	97,140
Total assets	2,575,712	3,212,678
Total liabilities	2,976,613	3,148,647
Shareholders' equity (deficiency)	(400,901)	64,031

a)	Financial Condition

Total assets

Total assets of $2,575,712 as of October 31, 2012 were 20% lower than the July 31, 2012 total assets of $3,212, 678. The decrease as at October 31, 2012 compared to October 31, 2011 is mainly attributable to lower cash balances and trade receivables due to lower business activities.

Total liabilities

There was an increase in trade and other payables as of October 31, 2012 of $161,951 or 23% as compared to July 31, 2012 as result of the higher consulting fees.

Deferred revenues as of October 31, 2012 of $993,916 (short term and long term) were lower than the balance of deferred revenues recorded as of July 31, 2012 of $1,352,916 (short term and long term). The decrease is mainly attributable to earned maintenance service revenue during the period and because of the timing of the renewal of certain contracts.

Management’s Discussion and Analysis

Working capital

As of October 31, 2012, there was a working capital surplus of $478,842 as compared to a working capital surplus of $97,140 as of July 31, 2012. Working capital surplus has been calculated as the difference between current assets and current liabilities. The receivable from the sale of the SAP ILM Product Line has been grouped with trade and other receivables while it was recorded as a long term receivable at the end of July 2012. The Company expects to have sufficient liquidity to pay its ongoing short-term obligations as a large portion of current liabilities is composed of deferred revenue of $727,802 which is earned overtime with minimal additional external costs.

b)	Cash Flows

The Cash balance as of October 31, 2012 was $435,014 as compared to a cash balance as of July 31, 2012 of $811,655. The decrease for the period ended October 31, 2012 is attributable to the Company’s normal use of cash for its ongoing operations.

The significant change in cash are as follows:

	Three month ended
	October 31,	October 31,
	2012	2011

Cash flows from (used for) operating activities	$(403,343)	$(1,642,981)
Changes in working capital items	39,443	(191,265)
Cash flows from (used for) investing activities	-	4,085,525
Cash flows from (used for) financing activities	(8,193)	(251,974)
Effect of exchange rate change on cash	(4,548)	(4,323)
Net increase (decrease in cash)	(376,641)	1,994,982

As mentioned above, last year’s net increase in cash flow position was the results of the important gain realized from the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011.

Going Concern

The interim condensed consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the year ended July 31, 2012, the Company has incurred operating losses in the past years and has accumulated a deficit of $ 42,595,240 as at October 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast significant doubt regarding the Company’s ability to continue as a going concern.

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

Management’s Discussion and Analysis

Transactions with Related Parties

Key Management Personnel

Related party transactions that the Company incurs include those with key management personnel along with other members of the Board of Directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the three-month periods ended October 31, 2012 and 2011:

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2012	2011
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$22,125	$217,798
Share-based compensation	-	44,000
	$22,125	$261,798

The outstanding balances with these related parties as at October 31, 2012 and July 31, 2012 were as follows:

	October 31,	July 31,
	2012	2012
Payable to related parties	$102,125	$80,000

During the three-month period ended October 31, 2011, payments in the amount of $1,352,621 were made to related parties in relation to amounts due to shareholders.

During the fourth quarter of the fiscal year ended July 31, 2012, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Chief Technology Officer left the Company. The Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

Outstanding Share Data

We are authorized to issue an unlimited number of Class “A” Common Shares without par value of which 19,673,636 are outstanding as at October 31, 2012. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

The following is a summary of the convertible instruments as at the following dates:

Management’s Discussion and Analysis

	October 31,	July 31,
	2012	2012

Stock options	1,109,668	2,134,083
Warrants	2,357,147	2,357,147
Convertible debentures, principal	2,228,000	2,228,000
Convertible debentures, interest	802,080	757,520
	6,496,895	7,476,750

Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies disclosed in note 3 of the Company’s annual consolidated financial statements as at and for the year ended July 31, 2012.

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Accordingly, the condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended July 31, 2012.

The unaudited condensed consolidated financial statements as at and for the three-month period ended October 31, 2012 were approved and authorized for issue by the Board of Directors on December 20, 2012.

Critical Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses for the period. Estimates and underlying assumptions are based on historical experience and other assumptions that are considered reasonable in the circumstances and are reviewed on an on-going basis. Actual results may differ from such estimates and it is possible that the differences could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing the condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the annual IFRS consolidated financial statements for the year ended July 31, 2012.

Business Risks and Uncertainties

These remain unchanged from the factors detailed in SAND’s July 31, 2012 Annual report.

Outlook

The Company’s Board of Directors and management team is pursuing a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

The Company will continue to strategically pursue its research and development efforts in areas that are key to responding to current changing technology and will focus on controlling expenses by being cost-conscious.

Management’s Discussion and Analysis

Off Balance-Sheet Arrangements

Other than the amounts due under operating leases described above, the Company does not have any off balance-sheet arrangements.

Legal proceedings

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at October 31, 2012.

Controls and Procedures

There were no changes in the Company's internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com

As of December 20, 2012, a total of 20,743,744 common shares were issued and outstanding, as well as a total of 575,000 stock options.